ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

MAR 17 2008
Washington, DC
111

SUPPL

Trade subject to notification – Jan Thomsen

Jan Thomsen, Chief Risk Officer in Orkla, has on 29 February 2008 bought 10 000 shares in Orkla ASA at a price of NOK 67.30 per share.

After this transaction, Jan Thomsen and his close associates own 15 825 shares and 30 000 options in Orkla ASA.

Orkla ASA
Oslo, 29 February 2008

08001493

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

dlw 3/27

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

TRADE SUBJECT TO NOTIFICATION

On 29 February 2008, in connection with Orkla`s option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 40,14

Following resignations, 75 000 options have been cancelled.

A total of 8 197 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 701 500 synthetic options of the cash bonus programme.

Orkla holds 22,002,390 of its own shares.

Orkla ASA
Oslo, 3 March 2008

Contact:
Siv Merethe S. Brekke, Investor Relations,
Tel.: +47 2254 4455

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Tor Aamot

Tor Aamot, SVP Human Resources in Orkla ASA, has on 3 March 2008 bought 5 000 shares in Orkla ASA at a price of NOK 64.20 per share.

After this transaction, Tor Aamot and his close associates own 48 872 shares and 55 000 options in Orkla ASA.

Orkla ASA
Oslo, 3 March 2008

Contact:
Siv Merethe S. Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Lennart Jeansson

Lennart Jeansson, member of the Board of Orkla ASA, has on 3 March 2008 bought 10 000 shares in Orkla ASA at an average share price of NOK 64.10.

After this transaction, Lennart Jeansson and his close associates own 35 000 shares in Orkla ASA.

Orkla ASA
Oslo, 3 March 2008

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

END